DeMint Law, PLLC

3753 Howard Hughes Parkway	Telephone:	(702) 586-6436
Second Floor, Suite 314	Facsimile:	(702) 442-7995
Las Vegas, Nevada 89169	email:	anthony@demintlaw.com

March 8, 2011

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

Re:	Guardian 8 Holdings
Amended Current Report on Form 8-K/A
Filed February 23, 2011
File No. 333-150954 (the “Current Report”)

Dear Mr. Spirgel:

We have set forth below the responses of Guardian 8 Holdings (“G8” or the “Company”) to the comments contained in the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated March 4, 2011.  The Company is concurrently filing via EDGAR Amendment No. 2 to the Current Report on Form 8-K.  The Current Report reflects the Company’s response to the Staff’s comments as well as certain updating information and conforming changes resulting therefrom.  For ease of reference, we reproduce below the relevant comments, and include under each comment the Company’s response.

Liquidity and Capital Resources, page 13

1.
Comment: We note your response to comment 12 from our letter dated January 14, 2011. In the first paragraph on page 13 it appears that you mean to say that $380,414 is sufficient to satisfy your cash needs through June 30, 2011 instead of June 30, 2010. Please advise or revise.

Response: The referenced disclosure contained a typographical error and has been revised to update the date to reflect that the $380,414 is sufficient to satisfy our cash needs through September 30, 2011.

Guardian 8 Holdings
SEC Response Letter
March 8, 2011

Executive Compensation, page 14

2.
Comment: For any stock or option awards that you make to your executive officers or directors, please confirm that you will disclose the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Refer to Items 402(n)(2)(v) and (vi) and Items 402(r)(2)(iii) and (iv) of Regulation S-K..

Response: The Company acknowledges that it will disclose that aggregate grant date fair value of stock or options issued to executive officers and directors.

Financial Statements

3.
Comment: We note your response to comment 17 from our letter dated January 14, 2011, and that you restated the balance sheet for Guardian 8 Corporation at December 31, 2009 and September 30, 2010 to correctly reflect the patent at historical cost. In this regard, please revise the face of the financial statements to clearly disclose that they have been restated. In the notes to the financial statements describe the revisions and provide the disclosures required by ASC 250-10-50-7.

Response: The Company has revised the face of the financial statements and footnotes as requested.

4.
Comment: A reissuance of the auditor’s report is required when a previously filed 1934 Act filing is amended to include restated financial statements. Also ask your auditors to consider the requirement to include a reference to the restatement as required by PCAOB Auditing Standards Section 561.06.a.

Response: A revised auditor’s report has been included in the amended Current Report.

Statement of Shareholders’ Equity, page F-4

5.
Comment: It does not appear that the correction made in response to comment 17 from our letter dated January 14, 2011 flowed through your Statement of Equity properly. Please revise to correct the amount of total equity at September 30, 2010.

Response: The Statement of Shareholders’ Equity has been revised.

Notes to Financial Statements

Note 4. Patent and Due to Related Party, page F-10

6.	Comment: Please revise your note to delete the prior reference to the presentation of your patent at historical cost of $315,000.

Response: Note 4 has been revised to delete the historical cost reference.

Guardian 8 Holdings
SEC Response Letter
March 8, 2011

Unaudited Pro Forma Financial Statements

7.
Comment: It appears that your pro forma balance sheet includes the historical financial position of Guardian 8 at September 30, 2010, prior to the correction made to reflect your patent at historical cost. Please revise the presentation of your pro forma balance sheet to include the corrected balance sheet.

Response:  The September 30, 2010 pro forma balance sheet has been revised.

Notes to Pro Forma Financial Statements, page F-18

8.
Comment: We refer to adjustment 1 to your pro forma balance sheet. It is not clear why you changed pro forma adjustment 1 from the prior version, specifically as it relates to your pro forma presentation of common stock. Please tell us why you believe $7,774 is the correct amount of common stock on a pro forma basis.

Response: The pro forma financial statements have been revised to address this comment.

9.
Comment: We note that your pro forma balance sheet no longer depicts adjustments to cash, accounts receivable, accounts payable and accrued expenses. Please tell us why you no longer believe these adjustments are necessary.

Response: The pro forma financial statements have been revised to address this comment.

10.
Comment: We refer to the pro forma income statement presentations. GRMI reported revenue for the nine months ended September 30, 2010 and the year ended December 31, 2009. Revise to include note disclosure describing the operations of the combined entity going forward and how the operations of GRMI should be considered.

Response: The pro forma financial statements have been revised to address this comment.

In closing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Guardian 8 Holdings
SEC Response Letter
March 8, 2011

If you have any questions or comments concerning the matters discussed above, please contact me at 702-586-6436.

Respectfully submitted,

/s/ Anthony N. DeMint

Anthony N. DeMint
For the firm
DeMint Law, PLLC

cc:           Mr. Brandon Hill, Securities and Exchange Commission
Mr. C. Stephen Cochennet, Guardian 8 Holdings